Exhibit (a)(1)(D)
FORM OF ADDENDUM/OPTIONS HISTORY
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Stock Option Amendment Information

Name:	[Jane Doe]
Employee Id:	[000-00-000]
Addendum/Options History
Eligible Options Under Nabors Industries Ltd.’s
Offer to Amend Exercise Price of Certain Options (the “Offer”)

Grant Number	Original # of Options Granted	Original Date of Grant	Original Price at Grant	Correct Measurement Date	Exercise Price at New Measurement Date for any Amended Options	# of Options to Amend	Increase in Exercise Price per Share	Cash Payment

[Insert Grant Number]	[Insert Original # of Options Granted]	[Insert Original Grant Date]	[Insert Original Price at Grant]	[Insert Correct Measurement Date]	[Insert Exercise Price At New Measurement To Date]	[Insert # of Options to Amend	[Insert Increase in Exercise Price Per Share]	[Insert Cash Payment]
Total Gross Cash Payment to Employee (USD):
NOTE: The number of shares subject to Eligible Options and the amount of cash payment reflected above assumes that all Options, to the extent listed here, are unexercised as of the date this Addendum was prepared. To the extent that any of the Options that are subject to the offer are exercised or expire prior to the Expiration Date, such Options will not be Eligible Options and the number of Options and amount of cash payment reflect on this Addendum will be adjusted by the Company to reflect the actual number of outstanding, unexercised Options that are otherwise Eligible Options without further action by the Optionee.